UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

IPASS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of Securities)

46261v108
(CUSIP Number)

Marc B. Silk, 24 Hearthstone Drive, Medfield, MA 02052, 508-242-9479
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

1.	Names of Reporting Persons: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors IRS Identification No.: 04-3449601

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned as of April 20, 2015 by Each Reporting Person with:

7.	Sole Voting Power: 3,849,585

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 3,849,585

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,849,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person: IA

Item 1.  Security and Issuer

           The class of securities to which this statement relates is the shares of common stock, par value $0.001 per share, of IPASS INC., whose principal executive offices are located at 3800 BRIDGE PARKWAY, REDWOOD SHORES, CALIFORNIA 94065.

Item 2.  Identity and Background

(a)	Name: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors, incorporated under the laws of the Commonwealth of Massachusetts

(b)	Business Address: 24 Hearthstone Drive, Medfield, MA 02052

(c)	Principal business: Investment Adviser

(d)	Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The shares that have been acquired by reporting person were acquired for its investment advisory clients, including itself, with funds totaling approximately $5,511,367, the sources of which are substantially unknown to reporting person.  The average purchase price per share was approximately $1.43.

Item 4.  Purpose of Transaction

The shares were not acquired by reporting person for any particular purpose, but rather for general investment purposes on behalf of its clients.  Reporting person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:

Reporting Person intends to support the efforts of the group led by Maguire Asset Management, Francis Capital Management and Foxhill Opportunity Fund to bring about significant change in the makeup of issuer’s board of directors by voting for their slate of board nominees. It is the opinion of reporting person that, with the popularity of and dependence upon WiFi, and the explosion of hand held devices, issuer’s common stock can and should be a compelling investment opportunity.  In addition, the recent announcements of significant customer wins like Microsoft, GE, Hewlett Packard and Facebook, to name a few, support reporting person’s thesis that issuer has products that can help achieve superior connectivity, security and cost savings. However, it is also the opinion of reporting person that the board of directors of issuer has failed to increase long-term shareholder value even as the securities markets have been reaching new highs. Accordingly, reporting person believes that, in order to position issuer to achieve its true value in the marketplace, it is necessary to make major changes at the board of directors level, and that is why reporting person intends to vote for the aforesaid group’s slate of nominees for issuer’s board of directors.

Item 5.  Interest in Securities of the Issuer

(a)	Reporting person beneficially owns 3,849,585 shares representing 5.8% of the shares of common stock outstanding.

(b)
Reporting person exercises sole voting power and sole dispositive power over the 3,849,585 shares described in Item 5 (a) above.  Reporting person does not have any shared power to vote or dispose of shares.

(c)
In the last 60 days, reporting person bought 55,320 shares at per share prices ranging from $0.88 to $0.97, and sold 52,025 shares at per share prices ranging from $0.99 to $1.10, on behalf of itself or its clients in the open market.

(d)	The clients of reporting person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Reporting person has not ceased to be the beneficial owner of more than five percent of outstanding shares of issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with reporting person described in the instructions to this Item 6.

Item 7.  Material to Be Filed as Exhibits

There are no exhibits to be filed pursuant to the instructions for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 20, 2015

C. Silk & Sons, Inc.
d/b/a Silk Investment Advisors

By /s/ Marc B. Silk
     Marc B. Silk, its President